EXHIBIT 23.1

CONSENT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of NeoGenomics, Inc. on Form S-3 of our report dated March 15, 2016 on the consolidated balance sheets of NeoGenomics, Inc. as of December 31, 2015 and 2014 and the consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity and cash flows for the years then ended and effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of NeoGenomics, Inc. for the year ended December 31, 2015, and the reference to us under the heading “Experts” in the prospectus.

/s/ Crowe Horwath LLP

Tampa, Florida

June 17, 2016